UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38261

Kaixin Auto Holdings

(Registrant’s name)

4/F, Tower D, Building 15

No. 5 Jiangtai Road

Chaoyang District, Beijing

People’s Republic of China

100016

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Exhibits.

Number	Description
99.1	Kaixin Auto Holdings Announces Unaudited First Half 2021 Financial Results
99.2	Kaixin Auto Holdings Unaudited Consolidated Financial Statements for the First Half of 2021
99.3	Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KAIXIN AUTO HOLDINGS

Date: December 29, 2021	By:	/s/ Yi Yang
	Name:	Yi Yang
	Title:	Chief Financial Officer